SingTel

[redacted]

08005813

16 October 2008

SEC
Mail Processing
Section

NOV 03 2008

Washington, DC
101

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 6 October 2008 to 10 October 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

PROCESSED
NOV 14 2008
THOMSON REUTERS

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	06-Oct-2008 07:19:25
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation by Warid Telecom Pakistan
Description	
Attachments	PresentationbyWarid.pdf Total size = **733K** (2048K size limit recommended)

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Investor Presentation

Warid Telecom Pakistan

6 October 2008

warid

SingTel

Pakistan Overview


TURKM.
UZB.
TAJ.
CHINA
Gilgit
AFGHANISTAN
Peshawar
ISLAMABAD
Rawalpindi
Sialkot
Sargodha
Faisalabad
Lahore
Zhob
Quetta
Jhang Sadr
Multan
Bahawalpur
Nok Kundi
IRAN
Sukkur
INDIA
Gwadar
Hyderabad
Karachi
Port Muhammad bin Qasim
Arabian Sea

Demographics	
Population	>160 m
Area	796,096 sq. km
Urbanization	33 %
Mobile penetration (calculated)	55%
Legal System	Based on English common law and Islamic law

Economic Indicators	
Per Capita Income (07/08)	US$ 1,085
Inflation (CPI Food) (Jul 08)	32%
Workers Remit. (US$ bn) (Jul 08)	6.5
FX Reserves (US$ bn) (Aug 08)	9.1
Exchange Rate (PKR/US$) (Aug 08)	76.00/US$
Stock Exchange Index (Aug 08)	9,209

Source: PTA, BOI, Government of Pakistan

Steady and Continued Economic Growth

Real GDP Growth (%) Growth


10
8
6
4
2
0
8.4%
6.6%
7.0%
5.8%
FY 04-05
FY 05-06
FY 06-07
FY 07-08

Foreign Direct Investment (US$ bn)


6
4
2
0
0.5
0.8
1.0
1.5
3.5
5.1
5.2
FY01-02*
FY02-03*
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08

Source: BOI, Government of Pakistan

warid SingTel

Pakistan Overview

Total FDI (US$ bn) and Share of Telecom (%)



0.8
0.01
1.0
0.21
1.5
0.49
3.5
1.91
5.1
1.82
5.2
1.44
21%
32%
54%
FY 02-03
FY 03-04
FY 04-05
FY 05-06
FY 06-07
FY 07-08
Total FDI
FDI in Telecom Sector
Contribution in Total FDI (%)

Mobile Subscriber Growth (m) and Density (%)



No of Mobile Subscribers
% Fixed Line Density
% Mobile Density
1.7
2.4
5.0
12.7
34.5
63.2
89.3
1.2
3.3
22.2
55.6
2002
2003
2004
2005
2006
2007
Jul-08

Source: Warid Telecom, Pakistan Telecommunications Authority

Key Market Highlights

- Macro / Demographic trends:
  - Continued urbanization trend
  - Rapidly rising disposable income with influx of expatriates' income
  - Availability of low-cost hand sets
  - Large youth population
- Downward trend of Fixed line penetration due to substitution of WLL and Mobile
- Regulatory environment
  - Crackdown on Sales of illegal SIMs with 4.5mn SIMs being blocked in the month of May 08
  - It is expected that PTA will run an auction for 3G licenses by end 2008
  - Implementation of higher tax rates

Warid

SingTel

Pakistan Politics – The last 12 months

- Nov 07 – Imposition of emergency rule with planned parliamentary elections early Jan 08
- Dec 07 – State of emergency was lifted
- Dec 07 – Ms Benazir Bhutto died. Parliamentary elections delayed till Feb 08
- Feb 08 – Elections held with formation of government with democratic mandate mark a significant improvement in the political situation of country
- Mar 08 – Mr Yusuf Raza Gilani sworn in as Prime Minister
- Aug 08 – President Musharraf announced his decision to resign from office
- Sep 08 – Mr Zadari was elected President with the support of majority political parties. End of political uncertainties associated with the coalition government

Key focus area for new government: Improvement of Economic & Security Situation

warid

SingTel

Market Highlights



Cellular Market Share
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0.5%
1.6%
22.2%
16.8%
Jun-07
0.5%
1.8%
22.0%
17.0%
Sep-07
0.4%
2.6%
21.0%
17.2%
Dec-07
0.3%
2.6%
20.9%
Mar-08
0.4%
4.5%
20.6%
Jun-08
0.4%
5.0%
20.6%
17.7%
Jul-08
Mobilink
Warid
Telenor
Ufone
Zong
Pakcom

Source: Pakistan Telecommunication Authority

SWOT Analysis

Strengths	Weaknesses	Opportunities	Threats
• Healthy competition in mobile market with the emergence of Telenor and Warid Telecom in 2005 & CM Pak in end 2007 • Mkt sub base continues to grow at CAGR of 1.9% pm since Dec 07 while Warid is outgrowing the mkt at 2.38% CAGR. • **Warid has been differentiating itself through innovative products and expanding its network coverage.**	• High levels of taxation and regulatory fees on operators, if unchecked, could impede mkt growth • Fixed-line services still unavailable in several of Pakistan's more remote areas • **Warid has limited coverage in the rural areas**	• **With fixed line services unavailable in rural areas, mobile operators, including Warid, have opportunities to grab sub base there** • Growth in mobile market set to continue and may cross over 100mn by the end of 2008 • Growth of VAS – Mobilink and Ufone are piloting WiMAX networks, while Telenor, Warid Telecom and CMPak are looking at launching mobile TV services • 3G licenses expected to be issued end 2008	• Intense competition could have the effect of causing operators to enter into price wars, causing a deterioration in service quality and ARPU • Political instability could turn to economic uncertainty, which could moderate future inward investment plans • Inflationary pressures have an impact on spending on communication needs • Implementation of custom duty on handsets and increase in tax have a negative impact on operator revenues and mobile penetration

warid

SingTel

Pakistan Telecom Market Outlook

Telecom Industry Trend	2005	2006	2007	2008f	2009f	2010f	2011f
No. of Mobile Phone Subscribers ('000)	21,636	48,289	76,874	102,340	114,620	122,640	128,770
No. of Mobile Phone Subscribers/100 Inhabitants	14.2	31.1	49.0	63.3	69.6	73.1	75.4
No. of 3G Phone Subscribers ('000)	-	-	-	-	3,100	7,200	11,800



140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
80
70
60
50
40
30
20
10
0
2005
2006
2007
2008f
2009f
2010f
2011f
No.of Mobile Phone Subscribers ('000)
No.of 3G Phone Subscribers ('000)
No.of Mobile Phone Subscribers/100 Inhabitants

Source: BMI Q2 Report; f=Forecast

Overview of Warid

High market growth potential	• Large population base of over 160 m: 6th largest in the world and growing at 2% per annum • 6% projected real GDP growth • Current cellular penetration of 55%, forecast to reach 75% by 2011.[1]
Warid: Attractive growth platform	• Fast growing cellular operator in Pakistan; achieved 15 m sales in 3 years (10% postpaid, 90% prepaid) • Strong and experienced management team • EBITDA positive within 17 months after commercial launch
Network infrastructure	• > US $1Bn invested in network • 3,844 BTS on air as at August 08 • Population coverage around 60% addressable population • Modern network with core network GPRS and EDGE-ready

(1) Q2 BMI Forecast
Source: Statistics Div .of Pakistan (2006)

Expanding Network Coverage and Attractive Plans

Attractive mobile plans

Postpaid features

- Innovative offers such as bill payment via scratch card, BlackBerry & Unlimited GPRS plans for postpaid users
- Attractive offers to corporate clients in the form of CUG rates and line rental discounts

Prepaid features

- Innovative recharge
  - Easy load
  - E-top up
  - P2P charging
  - ATM & credit card charging
- Differentiated services
  - More value for money (Voice Craze Package, Prepaid PCO)
  - Late Night Option (Infinite Craze)
  - Future products include Zem BlackBerry, Buddy SIMs and many more

Warid has coverage in 5010 destinations



Popular Packages & Promotions


voice
craze

Voice Craze
Enjoy 150 minutes of talk time and 50 minutes of talky messages - every week!
read more



Buy Zem Prepaid
Order Warid prepaid connection and we will deliver it to you.
read more

SMS craze

SMS Craze
The only SMS, MMS & Mobile Internet package in Pakistan
read more



infiNite Craze
Talk, SMS or MMS the whole night away!
read more


craze

Sundays are Fundays
Enjoy FREE Calls on Sunday with ZEM Sunday Craze
read more

1minute mai
1lakh Rozana

Lucky Winners
Lucky Winners of 1 Minute Campaign
read more

Zem Talky

Zem Talky
Send a Talky for 30 paisa's only to any network any number across Pakistan.
read more

Warid Postpaid
Corporate Briefcase

Warid Postpaid Corporate Briefcase
We understand your business lifestyle
read more



Bill Payment via Scratchcard
Bill payment is as easy as 321
read more



Bill by Email
Now you can receive your bills through email!
read more


Pocket PCO

Pocket PCO
Now your business is truly in your pocket
read more


top-up

International Top-up
Send prepaid airtime to their loved ones back home.
read more


zone
by Warid

Wzone
Enjoy the latest videos, tones, pictures and much more from around the world straight on ...
read more



Mobile Games
Turn your phone into a gaming zone with Zem mobile games
read more


WARID
Caller Tunes

Copy Caller Tunes
Copy your favorite Caller Tune by pressing #
read more


WARID SPORTS STATION

Warid Sports Station
Never miss out your favorite game
read more


Find a friend...

Friend Finder
Find your friends location instantly on your mobile...
read more



Place Finder
Find places instantly on your mobile...
read more



Call Me Back
SMS your friend to call you back even with low balance
read more



Warid Phonebook Backup
Store & manage your contacts information & put yourself at ease!
read more

warid

SingTel

Warid - Future Outlook


Profitability and better Operating Margin
Increased presence In rural areas
Improvement in 90 day active subs ratio
Introduction of product plans to Improve customer life cycle
Extensive rollout in new cities & improvement in QoS in existing coverage areas

warid

SingTel

Key Performance Indicators

Minutes of Usage per Subscriber*


1,000
900
800
700
600
500
400
300
200
100
0
Q1 (07-08)
Q2 (07-08)
Q3 (07-08)
Q4 (07-08)
Postpaid MOUs
Prepaid MOUs
Blended MOUs

Source: * Calculation based upon 90 day active subs

Key Performance Indicators

ARPU (In US $)*


25.00
20.00
15.00
10.00
5.00
0.00
Q1 (07-08)
Q2 (07-08)
Q3 (07-08)
Q4 (07-08)
Postpaid ARPU
Prepaid ARPU
Blended ARPU

Source: * Calculation based upon 90 day active subs

Key Performance Indicators

EBITDA, PAT & Total Revenue (In US$ '000)



120,000
100,000
80,000
60,000
40,000
20,000
0
(20,000)
(40,000)

	Q1 (07-08)	Q2 (07-08)	Q3 (07-08)	Q4 (07-08)
PAT	(14,963)	(19,629)	(19,541)	(33,128)
EBITDA	16,027	10,769	12,928	7,621
Total Revenue	106,321	108,771	104,470	108,259

THANK YOU

warid

SingTel

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	06-Oct-2008
Time	10:24:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation by Warid Telecom Pakistan

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	06-Oct-2008 17:29:44
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Fixed-line telephone subscription and call rates to be revised from 1 January 2009
Description	
Attachments	Release6Oct08RateRevision.pdf Total size = **102K** (2048K size limit recommended)

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SingTel

News Release

Fixed-line telephone subscription and call rates to be revised from 1 January 2009

First rate revision in 18 years

$1 million worth of vouchers available to those in need

Singapore, 6 October 2008 -- Singapore Telecommunications Limited (SingTel) today announced its first rate revision in 18 years for its fixed-line telephone subscription and call charges.

Starting 1 January 2009, fixed-line telephone customers will pay an additional $10 a year in subscription rates, representing a modest increase of 83 cents a month. With this revision, residential customers will pay $110 per annum and business customers will pay $160*.

Call charges will increase to 0.8 cents from 0.7 cents per 30-second block during peak hours and per 60-second block during off-peak hours. To reflect changes in call traffic patterns, peak hours will be revised to 9am to 7pm from 8am to 6pm, Mondays to Fridays. Saturdays, Sundays and Public Holidays are off-peak.

With the new rates, most customers will pay not more than an additional $1.50 a month.

SingTel has previously been able to hold off any rate increase through productivity improvement and network rationalisation by reducing the number of exchange buildings.

Mr Allen Lew, SingTel's CEO Singapore, said: "We have held off rate revisions for 18 years despite rising costs. Over the years, the two main cost components, manpower and materials, have increased substantially. The recent rapid increase in utility costs has also pushed up our running costs."

The average annual wage increased 52 per cent in the period 1997 to 2007, according to the Ministry of Manpower. The cost of copper, a key material component in the fixed-line network, tripled from 1991 to 2007, according to the benchmark London Metal Exchange.

"While we are committed to delivering affordable and good quality fixed-line services, the service must remain sustainable. SingTel is among the last remaining operators in this region to revise telephone charges. With this adjustment, our charges continue to be one of the lowest in this region," Mr Lew added.

SingTel

SingTel will provide $1 million worth of credit vouchers, each worth $10, to help households that need financial assistance. Residents who need assistance can approach their Citizens' Consultative Committees or People's Association grassroots leaders.

Mr Lew said: "We hope to cushion the effect of the rate revisions on our customers by providing $1 million worth of credit vouchers to those who need financial assistance."

In addition, fixed-line residential customers who sign up for both SingTel's electronic bill statement (www.singtel.com/myBill) and GIRO before 31 March 2009 will enjoy a one-time $10 discount on their annual subscription.

**The revised call charges and peak-hour period will also apply to the following business services: ISDN 2, ISDN 10, ISDN 30, PhoneNet, i-PhoneNet, Meg@POP i-PhoneNet, Meg@POP SIP Trunking and Level 3 VoiceLink.*

All charges are before GST.

Telephone subscriptions are billed in advance on a quarterly basis. Residential customers who receive their bill in October for the three-month period November 2008 to January 2009 will see an increase in subscription for the month of January.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-Oct-2008
Time	08:24:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - Fixed-line telephone subscription and call

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Oct-2008 19:44:28
Announcement No.	00144

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary - ST-2 Satellite Ventures Private Limited
Description	
Attachments	394-sgx.pdf Total size = **12K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY ST-2 SATELLITE VENTURES PRIVATE LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that a subsidiary, ST-2 Satellite Ventures Private Limited ("ST-2 Satellite"), has been incorporated in Singapore with an initial issued and paid-up capital of S$3 comprising three ordinary shares of S$1 each ("Shares"). SingTelSat Private Limited, a wholly-owned subsidiary of SingTel, holds two Shares and Chunghwa Telecom Singapore Pte. Ltd., a wholly-owned subsidiary of Chunghwa Telecom Co., Ltd., holds the remaining Share.

The principal activities of ST-2 Satellite are the construction and ownership of the ST-2 satellite. This satellite is targeted to be delivered in 2010 and will replace the ST-1 satellite, which will be retired in 2011.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 7 October 2008

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	08-Oct-2008
Time	08:27:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Subsidiary Incorporation - ST-2 Satellite Ventures Private

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	09-Oct-2008 20:17:41
Announcement No.	00185

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Incorporation of Associated Company - OpenNet Pte. Ltd.
Description	
Attachments	396-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF ASSOCIATED COMPANY
OPENNET PTE. LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that an associated company, OpenNet Pte. Ltd. ("OpenNet"), has been incorporated in Singapore with an initial issued and paid-up capital of S$1,000 comprising 1,000 ordinary shares of S$1 each ("Shares"). SingTel Interactive Pte. Ltd., a wholly-owned subsidiary of SingTel, holds 299 Shares, representing approximately 30% of the issued share capital of OpenNet. The remaining issued Shares in the capital of OpenNet are held by Axia NetMedia Corporation (299 Shares), Singapore Press Holdings Limited (251 Shares) and SP Telecommunications Pte Ltd (151 Shares).

The principal activities of OpenNet are to design, build and operate the passive infrastructure for Singapore's Next Generation National Broadband Network.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 9 October 2008

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	10-Oct-2008
Time	08:28:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of Associated Company - OpenNet Pte. Ltd.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2008 12:40:37
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Disposal of Shares in APT Satellite Telecommunications Limited
Description	
Attachments	393-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number:199201624D

**ANNOUNCEMENT PURSUANT TO
RULE 704 OF THE SGX LISTING MANUAL**

**DISPOSAL OF SHARES IN
APT SATELLITE TELECOMMUNICATIONS LIMITED**

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, SingaSat Pte Ltd ("SingaSat"), has today divested its entire direct 45 per cent. equity interest in APT Satellite Telecommunications Limited ("APTT") following the exercise of a call option by NTT Com Asia Limited to purchase SingaSat's equity interest in APTT for a cash consideration of HK$68 million (approximately S$12 million) (the "Transaction"). The consideration was arrived at on a willing-seller willing-buyer basis based on market benchmarks. As at 30 June 2008, SingTel's unaudited carrying value of the shares in APTT was approximately S$9 million. The gain on disposal of approximately S$3 million will be recognised in the third quarter ending 31 December 2008.

Following the completion of the Transaction, SingTel has ceased to hold any equity interest in APTT.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 3 October 2008

Foo Yen Yen

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Friday, October 03, 2008 12:56 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 649659.pdf

ASX confirms the release to the market of Doc ID: 649659 as follows:
Release Time: 03-Oct-2008 at 14:56:19
ASX Code: SGT
Announcement Title: Disposal of Shares in APT Satellite Telecommunications

*** THIS IS AN AUTO GENERATED EMAIL. DO NOT REPLY TO THE SENDER OF THIS EMAIL. THIS MAILBOX IS NOT MONITORED. ****
*** Please contact the ASX Company Announcements Office for assistance. ***

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2008 11:24:12
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments	App3B-300908-sgx.pdf Total size = **331K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 August 2008 435,942,535 Net transfers* (15,417,500) At 30 September 2008 420,525,035 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
420,525,035 (as at 30 September 2008)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,505,354,696 (as at 30 September 2008)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		20,026,750 (as at 30 September 2008)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2008

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 30 September 2008

Rank	Name	Units	% of Issued CDI's
1	NATIONAL NOMINEES LIMITED	110,612,687	26.30
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	42,013,387	9.99
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	34,488,083	8.20
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	24,350,846	5.79
5	CITICORP NOMINEES PTY LIMITED	16,565,715	3.94
6	COGENT NOMINEES PTY LIMITED	12,405,126	2.95
7	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	8,681,493	2.06
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	8,280,403	1.97
9	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	5,637,124	1.34
10	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	5,600,000	1.33
11	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	5,324,860	1.27
12	AUSTRALIAN REWARD INVESTMENT ALLIANCE C/O J P MORGAN NOMINEES AUSTRALIA LIMITED	4,848,278	1.15
13	CS FOURTH NOMINEES PTY LTD <UNPAID A/C>	4,617,903	1.10
14	J P MORGAN NOMINEES AUSTRALIA LIMITED	4,459,814	1.06
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	3,949,747	0.94
16	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	3,658,693	0.87
17	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.87
18	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS SMALL COMP A/C>	3,590,571	0.85
19	UBS NOMINEES PTY LTD	3,245,916	0.77
20	QUEENSLAND INVESTMENT CORPORATION	3,078,987	0.73
	Top 20 holders of ORD & DEF GROUPED as at 30 September 2008	**309,059,633**	**73.48**

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Oct-2008
Time	13:34:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Oct-2008
Time	13:34:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 securityholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No. 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Sep-2008 19:11:33
Announcement No.	00199

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel indirect wholly-owned subsidiary's general offer declared unconditional
Description	
Attachments	NR20080930-SCS.pdf Total size = **81K** (2048K size limit recommended)

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SingTel

News Release

SingTel indirect wholly-owned subsidiary's general offer declared unconditional

Singapore, 30 September 2008 -- Singapore Telecommunications Limited (SingTel) today announced that the mandatory general offer by its indirect wholly-owned subsidiary, Computer Systems Holdings Pte. Ltd. (the Offeror), for the shares of Singapore Computer Systems Limited (SCS) has been declared unconditional.

SCS shareholders, who have submitted valid acceptances of the offer received on or before 30 September 2008, will be paid within ten days of that date and those who submit valid acceptances of the offer after 30 September 2008, will be paid within ten days of the date of receipt of such acceptances.

CSH is offering S$1.50 a share to buy the remaining shares of SCS after acquiring approximately 60 per cent of SCS as of 25 August 2008. The closing date of the Offer will be extended from 5.30 pm on 17 October 2008 to 5.30 pm on 31 October 2008 (or such later date (s) as may be announced from time to time by or on behalf of the offeror.) As of 30 September 2008, CSH has received acceptances of 29,264,357 shares representing approximately 18.442 per cent of SCS.

Mr Allen Lew, SingTel Singapore Chief Executive Officer, said: "We are pleased the general offer has gone unconditional and we can start focussing on driving synergies between the two companies. I am confident the combination of SCS' and NCS' businesses will better position the enlarged group to compete locally and regionally."

The Offeror is a wholly-owned subsidiary of NCS Pte. Ltd. (NCS), which is in turn, 100 per cent-owned by SingTel.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

Any inquiries relating to this press release or the offer should be directed to:

ANZ Singapore Limited
Bill Foo, Managing Director
Glenn Porritt, Executive Director
Loy H Chia, Director
Tel: 6539 6183
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

SingTel

About SingTel
SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best global communications solutions to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data over fixed, wireless, Internet and satellite platforms as well as pay TV.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 198 million customers in eight markets.

SingTel employs more than 20,000 people worldwide and had a turnover of S$14.84 billion (US$10.05 billion) and net profit after tax of S$3.96 billion (US$2.68 billion) for the year ended 31 March 2008. More information can be found @ www.singtel.com and www.optus.com.au.

About NCS Group
NCS Group is a leading information technology (IT) and communications engineering services provider with more than 5,000 staff located in more than 10 countries across the Asia Pacific and Middle East regions.

NCS has in-depth domain knowledge and unique delivery capabilities which focus on defining, realising and sustaining Business Value for its Customers via the innovative use of technology.

With proven expertise in consulting, development, systems integration, outsourcing, infrastructure management and solutions, gained while serving government and commercial organisations across the region, NCS delivers end-to-end support for every organisation's technology needs.

NCS is headquartered in Singapore and is a wholly-owned subsidiary of the SingTel Group.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	01-Oct-2008
Time	08:26:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel indirect wholly owned subsidiary's general offer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Sep-2008 12:35:48
Announcement No.	00036

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation by Paul O'Sullivan, CEO, SingTel Optus
Description	
Attachments	PresentationbyCEOSingTelOptus.pdf Total size = **543K** (2048K size limit recommended)

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Optus CEO Update
Singapore, 29 September 2008



Mr Paul O'Sullivan
Chief Executive Officer

'yes' OPTUS

Forward looking statements - important note

The following presentation may contain forward looking statements by the management of SingTel Group relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel Group. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel Group. It should be noted that the actual performance of SingTel Group may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

'yes' OPTUS

Strategy and Performance

'yes' OPTUS

Optus continues to play a significant role in the SingTel Group

FY08:

Operating Revenue


Regional Mobile
28%
Optus
47%
23%
SingTel

EBITDA


Optus
31%
43%
Regional Mobile
25%
SingTel

Free Cash Flow


Associates
28%
Optus
32%
40%
SingTel

Optus:

Operating revenue	A$7.8b	EBITDA	A$2.0b	Free cash flow A$903m	↑ 22%
Mobile accounts for	>55%	Mobile accounts for	>70%	Capex	A$1.1b

Mobile and fixed competitive frameworks show stark contrasts

Incumbent dominates fixed profit pool

Opportunity to disrupt fixed with mobile strength

Australian Market EBITDA


Vodafone
Optus
Telstra
Mobile
Fixed

Voice Minutes 2007 (billions)[1]


31.4
9.4
9.6
8.2
Telstra
Optus
Telstra
Optus
Mobile
Fixed

1. Average local call = 3.5 minutes

'yes' OPTUS

Focused on generating strong growth and sustainability

Industry Trend	Goal
Demand for mobile broadband and data	Aggressively grow mobile core and disrupt
Incumbent reducing margins	Transform costs and lead in customer experience
Poor fixed resale economics and customer experience	
Corporates moving to new technologies	Focus on fixed on-net and IP

'yes' OPTUS

Key goals are underpinned by significant initiatives

Aggressively grow mobile core

1. Expand postpaid share
2. Strengthen prepaid leadership
3. Enhance and expand mobile network
4. Scale up wireless broadband base
5. Develop new revenue streams

Focus on profitable fixed

1. Profit from on-net scale opportunities
2. Exit unprofitable off-net products
3. Drive IP capabilities in Optus Business
4. Secure a pro-competitive NBN model

Customer experience transformation

1. Lead customer experience
2. Re-engineer our cost base
3. Customer culture

'yes' OPTUS

In FY08 we continued to deliver innovation and disruption in line with key goals

In Mobile

Black & White disruption


OPTUS
$300

Strengthened Prepaid leadership


KEEP THE CREW TOGETHER.

Launched attack on WBB market


BROADBAND UNPLUGGED

In Fixed

Fusion and On-net success


Australia's first home phone and broadband cap.

Optus Evolve growing



Satellite launch



02·

03·

'yes' OPTUS

Our 3 key goals are at the core of FY09 activities

Aggressively grow mobile core

1. Expand postpaid share
2. Strengthen prepaid leadership
3. Enhance and expand mobile network
4. Scale up wireless broadband base
5. Develop new revenue streams

Focus on profitable fixed

Profit from on-net scale opportunities
2. Exit unprofitable off-net products
3. Drive IP capabilities in Optus Business
4. Secure a pro-competitive NBN model

Customer experience transformation

Lead customer experience
2. Re-engineer our cost base
3. Customer culture

'yes' OPTUS

Postpaid: Focus on ARPU to drive market share

OFFERS
- 'Timeless' gives customers freedom
- Attack on incumbent's fixed profit pool

DEVICES
- iPhone drives content usage
- Changes customer behaviour

CONTENT
- Best of breed content to drive mobile data
- Leverages innovative content genres


The End of Time.
UNLIMITED


iPhone 3G


Mobile
Internet
Snacks

'yes' OPTUS

'yes' Timeless

Prepaid: Innovation to extend leadership position

YOUTH FOCUS
- Drives Tribal behaviour
- Leading proposition in youth market


PRE-PAID
TURBO CAP
$30 = $170 VALUE

INNOVATION
- Prepaid WBB extends addressable market
- Innovation: first to market


$30
2GB

FLEXIBILITY
- Flexibility to suit customer needs
- Customer segmentation strength


PRE-PAID
JUST GOT
BETTER.
Turbo Cap
Data Blaster
Every Now and Then
Bigger and Better Free Calls
Optus Power Up

'yes' OPTUS

Prepaid Turbo
'Live Large'

Building growth platform with regional mobile expansion


60% Dec 07
96% Dec 08
98% Dec 09

- Mobile network expansion to capitalise on regional opportunity
- On track for 96% 3G in Dec 08. 98% expansion by Dec 09
- Adding backhaul capacity
- Further speeds upgrades

'yes' OPTUS

Delivering revenue growth with 3G data focus

Driving 3G subs growth

- Ramping WBB base: 182K subs

3G Subs (000s)



+174%
+33%
682
868
1,156
1,401
1,868
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08

3G subs as % of total subs

10%	13%	17%	20%	26%

to deliver data revenue growth

- Successful iPhone launch
- New revenue streams with innovative content

% ARPU from non-SMS data



4.4%
4.6%
5.2%
6.0%
7.0%
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08

'yes' OPTUS

Fixed: Driving on-net scale

Aggressively grow mobile core

1. Expand postpaid share
2. Strengthen prepaid leadership
3. Enhance and expand mobile network
4. Scale up wireless broadband base
5. Develop new revenue streams

Focus on profitable fixed

1. Profit from on-net scale opportunities
2. Exit unprofitable off-net products
3. Drive IP capabilities in Optus Business
4. Secure a pro-competitive NBN model

Customer experience [illegible]

1. Lead customer experience
2. Re-engineer our cost base
3. Customer culture

'yes' OPTUS

Increasing profitability with on-net strategy

On-net focus

Consumer Fixed Revenue (A$m)



189
156
203
136
226
106
235
86
245
68
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08
Total on-net revenue
Total off-net revenue

Delivering margin improvement

Consumer & SMB Fixed EBITDA Margin



9%
7%
12%
15%
17% 1
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08

- >900k homes on Optus fixed network
- Optus Fusion innovative bundled offer delivering on-net growth

1. Includes A$14M benefit related to ACCC call diversion determination

'yes' OPTUS

IP and Convergence driving growth in Optus Business

- IP technology & managed services replacing legacy voice platforms
- On net transformation in Optus Business driving profitable growth



Data and IP Revenue
OB (A$m)


+8%
+9%
112
116
117
110
121
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08

ICT and Managed Services Revenue
OB (A$m)


+16%
+6%
90
81
85
98
104
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08

EBITDA
OB/OWS (A$m)


+12%
-6%
96
104
105
113
107
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08

Secure a pro-competitive NBN model with Terria


TELSTRA
Terria
Telstra Model
Terria Model
Telstra
Network
Sells services
Telstra Retail
Optus & other Retailers
Network
Sells services
Sells services
Telstra Retail
Optus & other Retailers

'yes' OPTUS

What does the incumbent really mean by 'open access'?

Incumbent's 2005 Proposal	Incumbent's 2008 Proposal	Pro-competitive
No separation	No separation	X
Current regulations not to apply to privately funded FTTN investment	Current regulations not to apply to any FTTN investment	X
Only legacy services remain regulated	Only legacy services remain regulated	X
ACCC powers weakened – by shift in bias to access provider	ACCC powers weakened – by shift in bias to access provider	X
Telstra able to price discriminate	Telstra able to price discriminate	X

It means discretionary access = Access at Incumbent's discretion on its terms

'yes' OPTUS

Key goals are underpinned by significant initiatives

Aggressively grow mobile core

1. Expand postpaid share
2. Strengthen prepaid leadership
3. Enhance and expand mobile network
4. Scale up wireless broadband base
5. Develop new revenue streams

Focus on profitable fixed

1. Profit from on-net scale opportunities
2. Exit unprofitable off-net products
3. Drive IP capabilities in Optus Business
4. Secure a pro-competitive NBN model

Customer experience transformation

1. Lead customer experience
2. Re-engineer our cost base
3. Customer culture

'yes' OPTUS

Transformation: Driving process and system change to lead in customer experience and improve costs

Initiative	Outcome
Project Reitz	▪ Invested A$160M in IT transformation ▪ Online to increase sales and reduce cost to acquire ▪ Single bill delivers cost improvements ▪ Simplified products to streamline service ▪ ~70% mobile customers migrated to new IT platforms
Lean Six Sigma	▪ Increase in quality of service ▪ Reduction in unit cost to acquire/serve ▪ Reduction in process cycle time ▪ Increased sales ▪ Reduced churn driven by customer satisfaction

'yes' OPTUS

In Summary

'yes' OPTUS

Optus is driving sustainable revenue and profitable growth

FY09 Guidance	Q1 FY09 Outcomes	
▪ Revenue to grow at single-digit level	Revenue A$1,956m	↑ 3%
▪ EBITDA to grow	Op EBITDA A$494m	↑ 3%
▪ Capex : Revenue at mid teens level	Capex : Revenue 13%	A$247m
▪ Free cash flow to grow	Free cash flow up 15%	A$117m

'yes' OPTUS

Transforming the business to deliver sustainable growth

From	To
Traditional mobile carrier	Mobile broadband and data focus
Sub-scale player in fixed	Leverage own fixed network, mindful of NBN
Product focus	Customer experience / online to differentiate

'yes' OPTUS

Q&A

'yes'
OPTUS

Appendix

Reflected in results for FY08

Mobile Revenue A$4.4bn EBITDA: A$1.4bn	OB/OWS Fixed Revenue A$1.9bn EBITDA: A$0.4bn	Consumer/SMB Fixed Revenue A$1.6bn EBITDA: A$0.2bn
Restarted postpaid acquisition engines • Net adds for the year 231k **Strengthened prepaid leadership** • Outgoing service revenue up 16% **Grew mobile data** • 29% of ARPU (Q4) **Re-launched wireless broadband plans**	**Gained share & increased earnings** • Revenue up 8% • EBITDA up 23% **Leveraged IP capabilities** • Double digit Data & IP revenue growth **Launched D2 satellite – D3 planned for H1 FY09**	**Ramped up on-net scale** • On-net subs up 41% to reach >850k telephony subs **Exited unprofitable off-net products** • Off-net subs down 44% **Drove EBITDA growth** • Up 40%

Optus achieved strong trading performance in line with guidance despite mobile termination rate declines and impact of managed exit from unprofitable consumer fixed line resale

'yes' OPTUS

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Sep-2008
Time	14:42:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation by Paul O'Sullivan, CEO, SingTel Optus

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Sep-2008 17:55:59
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel News Release - OpenNet consortium has been selected as NetCo
Description	
Attachments	NR20080926-NBN.pdf Total size = **75K** (2048K size limit recommended)

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SingTel

"Therefore, SingTel will view the AssetCo as an opportunity to unlock value. The capital released will be redeployed to other businesses and for capital management initiatives. SingTel's focus on its business will also shift from network to customer-centric services to drive its customer and revenue growth."

The other members of OpenNet are Singapore Press Holdings Limited (25%), SP Telecommunications Pte Ltd (SPT, 15%) and lead member Axia NetMedia Corporation (30%). OpenNet submitted its bid on 5 May 2008 in response to the Request for Proposal for the NGNBN by IDA.

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best global communications solutions to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that includes voice and data over fixed, wireless, Internet and satellite platforms as well as pay TV.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 198 million customers in eight markets.

SingTel employs more than 20,000 people worldwide and had a turnover of S$14.84 billion (US$10.05 billion) and net profit after tax of S$3.96 billion (US$2.68 billion) for the year ended 31 March 2008. More information can be found @ www.singtel.com and www.optus.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Sep-2008
Time	08:25:37
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel News Release - OpenNet consortium has been selected

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Sep-2008 18:00:58
Announcement No.	00110

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NBN NetCo RFP - Presentation by Allen Lew, CEO (Singapore)
Description	
Attachments	NR20080926-NBN-slides.pdf Total size = **131K** (2048K size limit recommended)

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NBN NetCo RFP

Allen Lew
CEO (Singapore)

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Singapore NBN

Ultra high-speed broadband network and extensive coverage

- rollout to 95% of all residential premises and non-residential buildings by Jun 2012
- minimum speeds of 100Mbps (download) / 50 Mbps (upload), capable of reaching 1 Gbps

OpenNet NetCo RFP proposal is selected

- SingTel is a 30% shareholder of OpenNet
- SingTel contracted to rollout and maintain a fibre network to all premises
- SingTel to receive fixed payment and revenue share for OpenNet's use of SingTel's passive infrastructure

Transfer of passive infrastructure

Transfer of passive infrastructure to AssetCo

- SingTel will transfer passive infrastructure (relevant ducts, manholes & exchange buildings) into an independent and separately managed structure (AssetCo) that meets iDA's effective open access requirements
- Subject to shareholders and other approvals, SingTel will within 5 years reduce its stake in AssetCo to meet the iDA's effective open access requirements

SingTel: Well-positioned to compete on services

Ultra high-speed broadband & open access network	• Access to open networks will increase competition on service delivery, but offers opportunities to provide fibre based high speed services
Proven track record in Residential segment	• Market leadership across all segments since industry liberalisation
Strong competitive position in Residential segment	• Quadruple play creates customer stickiness

SingTel: Well-positioned to compete on services

Proven track record in Business segment	• A fully competitive market exists today in Business CBD for fibre. SingTel has established and maintained market leadership despite competition
Strong value proposition in Business segment	• Corporates increasingly purchase bundled ICT / managed services, instead of plain connectivity • SingTel able to offer comprehensive communication solutions through managed services

SingTel

SingTel: Win-win business model with OpenNet

SingTel receives new revenue stream from OpenNet for use of SingTel's ducts and manholes (25 yrs)

- Monetisation of passive infrastructure
- Revenue share or fixed payment, whichever is higher
- Expected payment of at least approx $50m - $60m a year (at steady state)
- SingTel incentivised to use OpenNet for residential customers

SingTel owns 30% of OpenNet

- Participation in profits as shareholder

SingTel preserves cash flow

- SingTel will not deploy its own fibre to residential homes for its own retail services
  - Avoid heavy capital expenditure for a FTTH network

SingTel

Financial transactions flow



OpCo
Fibre lease payments
Shareholders[1]
Debt-holders
Equity /
Debt funding
OpenNet
Financial
grant
IDA
Fixed payments for
construction
Fixed and revenue
share payments for
maintenance and use
of assets
SingTel

1. OpenNet shareholders: Axia Netmedia 30%, SingTel 30%, Singapore Press Holdings 25%, SP Telecoms 15%

SingTel: unlocking value through AssetCo

Unlock value from divestment of passive infrastructure

- NBN will be an open-access network; ownership of passive assets no longer a competitive advantage for telcos
- Transfer of relevant ducts, manholes and exchange buildings to AssetCo

Market analysts have estimated a range of S$2 - S$2.8bn[1] for the replacement cost of a full NetCo, of which ducts, manholes and exchange buildings constitute a significant portion

1. Range compiled with figures from JP Morgan, UBS, Credit Suisse and Nomura

SingTel

SingTel: unlocking value through AssetCo

Flexibility in terms of timeframe and structure of AssetCo	• Up to 5 years to reduce stake in AssetCo • Choice of appropriate structure to optimise shareholder value
Enhance balance sheet efficiency	• Release capital for redeployment in other businesses and/or capital management initiatives
Change in cost structure	• SingTel will lease passive infrastructure from AssetCo

SingTel

AssetCo: key timelines

- Approx 6 months from award date to:
  - identify composition of underlying assets[1]
  - submit business proposals for a structure of AssetCo
  - obtain in principle approval from the board on divestment of underlying assets
  - provide IDA with a detailed implementation plan on the asset transfer
- Approx 24 months from Closing date[2] to set up AssetCo with the underlying assets
- Approx 60 months from Closing date[2] to reduce its stake in the AssetCo to meet IDA's effective open access requirements

1. Underlying assets means the relevant ducts, manholes and exchange buildings to be identified by SingTel
2. Closing Date refers to the date where all Condition Precedents to the NetCo contract with IDA are satisfactorily met.

SingTel

Asia's Leading Communications Company


hello!

www.singtel.com

SingTel

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Sep-2008
Time	08:25:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NBN NetCo RFP - Presentation by Allen Lew, CEO Singapore

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Sep-2008 18:04:52
Announcement No.	00114

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	OpenNet Media Release - OpenNet is selected to be Singapore's Next Generation National Broadband Network Company
Description	
Attachments	NR20080926-NBN-MRbyOpenNet.pdf Total size = **59K** (2048K size limit recommended)

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OpenNet

Media Release

OpenNet is selected to be Singapore's Next Generation National Broadband Network Company

OpenNet to provide Singapore's Open Access fibre grid

Singapore, 26 September 2008 – OpenNet (Axia NetMedia Corporation 30%, Singapore Telecommunications Limited 30%, Singapore Press Holdings Limited 25% and SP Telecommunications Pte Ltd 15%) is pleased to announce that its proposal to provide passive fibre grid services for Singapore's Next Generation National Broadband Network (NGNBN) has been selected by the Infocomm Development Authority of Singapore (IDA).

OpenNet will complete the contracting process with the IDA as planned within the next seven months and expects that the Singapore-wide fibre grid will be completed by June 2012. This fibre grid will be made available at very compelling prices to all parties qualified by the IDA, on equal terms. When completed, OpenNet will provide Singapore an open, better and faster fibre-to-the-home network.

OpenNet will offer wholesale prices of $15 per-month-per-residential end-user and $50 per-month-per-non-residential end-user, which will allow IDA-qualified parties to offer new services and choice at affordable prices for end customers. OpenNet will progressively roll out the network beginning in 2009, achieving 60% roll out by December 31 2010, and 95% by June 30 2012. OpenNet will utilize existing underground ducts from SingTel and apply proven, stringent construction standards for the fibre roll out, thus minimizing traffic disruption and inconvenience to the public.

During the construction and commissioning phase, OpenNet estimates its costs to be in the order of S$1 billion. OpenNet expects to spend S$1 billion to S$2 billion over the 25-year license period for access to infrastructure. Spending in this respect is based on the adoption of OpenNet's services by its customers. OpenNet is eligible for up to $750 million of Government financial support. OpenNet forecasts its shareholder investment requirements to be in the range of S$120 million to S$160 million, which will be required during the construction and commissioning phase. Shareholder investment is primarily dependent on the speed and quantity of the market take-up of OpenNet's services.

Mr. Art Price, Chairman and CEO, Axia NetMedia, said: "OpenNet's approach is future proof with no compromises from either the technology or business structure perspectives. OpenNet's solution under the oversight of the IDA is the right cornerstone to enable Singapore to lead in the evolving digital/knowledge economy."

Mr. Allen Lew, SingTel's CEO Singapore, said: "We are pleased that OpenNet's proposal, which exceeds the requirements of the iN2015 blueprint in areas like design and timeline, has been recognised and accepted by IDA. The compelling proposal is a result of the strengths of each consortium partner, such as SingTel's extensive high-quality network of ducts, technical expertise and our considerable experience in deploying fibre in Singapore."

Mr. Alan Chan, CEO, SPH, said: "OpenNet's proposal will help realize Singapore's vision of being a next generation city. The NGNBN paves the way for an advanced broadband infrastructure, supporting seamless connectivity which will boost Singapore's competitiveness and attractiveness as a global business and infocomm hub. At the same time, Singapore will experience faster and better broadband access than ever before to harness the full power of the internet. SPH is indeed privileged and excited to be a member of the team that will deliver part of Singapore's visionary iN2015 project."

OpenNet

Mr. Ong Boon Hwee, Director, SPT, said: "We are delighted OpenNet's proposal to build the passive infrastructure for the Next Generation National Broadband Network has been selected. Together, the consortium members have a vast range of proven skills and experience to ensure the efficient execution of this major project. We look forward to this opportunity to help realise IDA's vision of making Singapore a global infocomm hub."

~~~~~~~~~~

The OpenNet consortium is composed of Axia NetMedia Corporation (30%), Singapore Telecommunications Limited (30%), Singapore Press Holdings Limited (25%) and SP Telecommunications Pte Ltd (15%).

Axia NetMedia Corporation provides Real Broadband™ IP services and solutions through planning, designing and operating no-conflict Open Access Next Generation Networks. Canada-based Axia NetMedia has vast experience planning, designing and operating truly open access next generation networks in Canada and Europe. Their business model drives healthy competition in the market to bring consumers choice and new offerings at affordable prices. Axia trades on the Toronto Stock Exchange under the symbol "AXX". For more information, please visit its website at www.axia.com.

SingTel is Asia's leading communications group providing a portfolio of services including voice and data services over fixed, wireless and Internet platforms. It has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 198 million mobile customers in eight markets. For more information, please visit www.singtel.com.

Main board-listed **Singapore Press Holdings Ltd** (SPH) is the leading media company in Singapore, delivering news and information through print, Internet and broadcasting platforms. It publishes 14 newspapers in four languages and over 100 magazine titles in Singapore and the region. Every day, 2.9 million individuals or 81 percent of people above 15 years old, read one of SPH's news publications. SPH's internet editions of its major newspapers enjoy over 150 million page views with 9 million unique visitors each month. Other new media initiatives include AsiaOne, omy, Rednano, ST701, STOMP and The Straits Times RazorTV. SPH has also ventured into broadcasting, outdoor advertising and properties. For more information, please visit www.sph.com.sg.

SP Telecommunications Pte Ltd, a member of Singapore Power Group, provides telecom infrastructure services. It has a Facilities Based Operator (FBO) licence from IDA. The company leverages on Singapore Power's extensive expertise and experience in managing and developing infrastructural assets. For more information, please visit www.singaporepower.com.sg

Media Contacts:

Dawn Tinling
Vice President, Investor Relations and Communications
Axia NetMedia Corporation
Tel: +1 403-538-4074 Mobile: +1 403-463-0091 Fax: 403-538-4011 Email: dawn.tinling@axia.com
~~~~~~~~~~

OpenNet

Chia Boon Chong
Deputy Director, Corporate Communications
Singapore Telecommunications Limited
Tel: +65 6838 2022 Mobile: +65 9678 3716 Fax: +65 6733 1350 Email: boonchong@singtel.com

Chin Soo Fang
Head, Corporate Communications Division
Singapore Press Holdings
Tel: +65 6319 1216 Mobile: +65 9688 6209 Fax: +65 6319 8150 Email: soofang@sph.com.sg

Ida Lim
Head, Corporate Communications
SP PowerGrid Ltd
Tel: +65 6823 8097 Mobile: +65 9106 3782 Fax: +65 6820 2608 Email:
idalim@singaporepower.com.sg

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Sep-2008
Time	08:26:07
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

OpenNet Media Release - OpenNet is selected to be Singapore'

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:31:30
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Titus Yong, VP, SingTel Satellite
Description	
Attachments	i.AnalystSummit2008-TitusYong.pdf Total size = **1583K** *(2048K size limit recommended)*

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	09:58:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Mr Titus Yong VP Sin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Delivering The One-Stop ICT Experience

SingTel Satellite

Titus Yong
Vice President
SingTel Satellite

25 Sep 2008



Agenda

1. Recap of Analyst Day 2007 & Updates

2. New Initiatives
   - Further Shaping the Maritime ICT Landscape
     - MOU with Maritime and Port Authority of Singapore
     - Extending SingTel's Maritime Broadband portfolio
   - Shaping the Global Logistics & Security Industry
   - New Vertical Market – Expanding The Broadcast Portfolio
   - Satellite Business Expansion

Recap of Analyst Day 2007 and Updates

IP WAN
Satellite-IP
SingTel Connect Plus IP-VPN

- Integrated satellite and telco network to deliver mobile broadband solutions
- Shaping the maritime ICT landscape



- Launch of regional maritime broadband solution



- Moving up the value change

Voice-over-Broadband | @SingTel applications
E-Surveillance | GSM-at-Sea | Multi-media



- Shaping the industry and building an ecosystem of application partners

UPDATE

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

SingTel Maritime Broadband Global Coverage

Moving from Regional to Global Coverage


AOR
IOR
POR
Using 2.4 metre C-band antenna solution ted by SingTel

Global

Middle East
Africa
Europe

Asia

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Highly Secure . Innovative . Broadband


AOR
IOR
POR
SingTel Private IP 88 locations worldwid

Infrastructure	Service
1. 3 x IP teleports	1. Unlimited broadband
2. 2.4 metre antenna	2. Always-on
3. C-band frequency	3. Auto-beam switching
4. Secure management network connected via IP-VPN	4. 256 kbps / 256 kbps (best effort)

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2003 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Globally Seamless


AOR
IOR
POR
No Coverage Zone
No Coverage Zone

Automatic log-on to the next satellite

Shaping Our Ecosystem of Partners

SingTel Office-At-Sea

HQ Land-based Office




AVAYA
PABX Extension
Crew Welfare:
e-Learning, emails,
Youtube
Technologies
Ship Surveillance
GSM at Sea
CISCO
Radio Over IP
Economical
Voice Calling

Complete solutions package that links your vessels to your land-based headquarters

SingTel's Office-At-Sea

Strong Business Partnership	Financially Stable, "Built to Last" Relationship Creative Business Arrangement To Lower Risk
ICT Partnership	One-Stop ICT Capability To Build and Integrate Office and "mobile office" Network
	Your One-Stop Partnership
Application Partnership	Ready Application: VoIP, [illegible] GSM, Videoconf / Crew [illegible] Solution / Application [illegible] Support
	SingTel Office-At-Sea
Strong Security and Network Management Infrastructure	Crucial Data Transmitted Over Private IP network / One-stop Network Control
Global, Scalable and Stable Broadband Network	Regional To Worldwide, Seamless Coverage Scalable Network On-demand

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Success Case Study



Torm Shipping, Europe's leading shipping company, has embarked on a six-month trial of our Global Maritime Very Small Aperture Terminal (GMVSAT) service.

This is SingTel's first GMVSAT customer with a potential to install on their entire fleet of 120 ships.

Denmark's Deputy Prime Minister, Mr Bendt Bendtsen on board the Torm Vita, posing with SingTel's GMVSAT antenna

[redacted] is made available – Improving [redacted] life at sea

In an article in a leading Danish maritime publication, he praised the service, saying it would help to improve crew welfare by allowing seafarers to undertake online distance training and stay in touch with loved ones while at sea.

Maritime Broadband Innovation Awards



Won Seatrade Asia Award 2008 for Technical Innovation

- For co-developing the world's first 1.5 metre C-Band stabilised satellite antenna, together with its partner SeaTel

- The antenna allows sea-going vessels to enjoy cost effective maritime broadband communications

Winner of Network World Asia IT All Stars Awards 2008

- Recognition for innovative use of technology in IT projects – innovative implementation of Maritime broadband project with customer Toll Logistics

FROST & SULLIVAN

2008 Asia [illegible] Frost & Sullivan [illegible] for [illegible] ations [illegible] innovative [illegible] solutions [illegible] the Singapore [illegible] (MPA) in [illegible] @SMA maritime [illegible] the first of [illegible] Asia Pacific [illegible]

New Initiatives

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2006 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Further Shaping the Maritime ICT Landscape

Partnering MPA to developing Singapore as a Maritime Telecommunication Hub

SingTel – MPA Maritime Broadband MOU

- Driving the adoption of Maritime broadband technology in the Maritime community
- Continue to innovate in Maritime Stabilised Antenna technology – Global solution on 1.5 metre antenna
- Incubate ecosystem of Maritime ICT applications



SingTel

MPA SINGAPORE


SingTel

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Further Shaping the Maritime ICT Landscape

Extending our maritime broadband product offerings through Inmarsat Fleet Broadband



Increasing Capability & Speed
9.6 kbps
Inm-A
150-200kg
64 kbps
Inm-B
80-120kg
128 kbps
Fleet77
27kg
Thrane & Thrane
256 - 492 kbps
FleetBroadband
16kg

Evolution of Inmarsat Broadband Services

SINGTEL I.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Further Shaping the Maritime ICT Landscape

Inmarsat FleetBroadband (FB) integrated with SingTel's Telco services



Inmarsat 4th Gen Satellites
Laptop PC or Mac
Voice & ISDN
FB Terminal
Inmarsat Gateway
SingTel's FB POP
IP-VPN
LAN
Best Effort IP up to 492 kbps
LAN
QOS Streaming IP up to 256 kbps
Voice & ISDN
ISDX / Voice

Core Network: is based on 3G Platform

Shaping the Global Logistics & Security Industry

- Mobile satellite system for asset and personnel tracking
- Suitable for logistics and shipping companies
- Tracking Features
  - GPS Location
  - Via Map Engine



AXTracker
AXTracker









SINGTEL
i.LUMINATE
BUSINESS INNOVATIONS FORUM 2009
BLAZING YOU INTO THE FUTURE.
POWERING YOUR BUSINESS TODAY.

SingTel

New Vertical Market: Expanding Broadcast Portfolio


Mobile Video Streaming
Mobile Asset & Personnel Tracking
Occasional Cast
▲ Single POP
Multiple POPs
▲ Partner's POP
Origination/ Playout Facility
Content Management
• Aggregation
• Compression
• Conversion
• SCPC/MCPC
• Mobile Broadcast
• Turnaround
• Facility Management
• Media Recovery
Delivery
• Via Satellite
• Via Fibre Network (ConnectPlus IP VPN)
SingTel Teleports
• 3 fibre-interconnected teleports
• Teleport Redundancy
• Access to more than 30 satellites
• Secure Location
• Geographical Advantage
Cable Headend
Mobile TV Platform
IPTV Platform

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

New Vertical Market: Expanding Broadcast Portfolio


Vision
To create
learning
thinking
Support MDA's Vision
To transform Singapore into a global media city
party solutions

SINGTEL I.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Satellite Business Expansion


88°E
2011-12
Inclined ST-1
88°E
2011
ST-2
98.5°E
2008
PS-1
138°E
APT V (APT)
Existing
Nepal
Singapore

Mult

multi

Current Address

Market: US$1.76b

Future Addressable

Market: US$2.67b (2013)

Accessible to other satellites • Agila-2 • Apstar 2R • Asiasat-2, 3S • Chinastar-1 • Inmarsat-64.5, 178 • INSAT-2E, 3A, 4A • IS-2, 8, 10, 12 • IS 904, 906 • IS 701 • JCSat-3 • Measat-3 • NSS-6 • Thaicom-1A, 2, 5

Thank You

SINGTEL I.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:34:31
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Foo Nian Chou , Chief, Infrastructure Management & Solutions
Description	
Attachments	i.AnalystSummit2008-FooNianChou.pdf Total size = **648K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:00:42
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i. Analyst Summit 2008 - Presentation by Mr Foo Nian Chou

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

i.Analyst Summit 2008

SingTel: Leading & Blazing Into The Future

Delivering The One-Stop ICT Experience

SingTel's ISS Engine



Foo Nian Chou

Chief, Infrastructure Management & Solutions

25 Sep 2008

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Agenda

1. NCS: Leader in IT & Engineering Services
2. Empowering SingTel's ICT Growth

NCS: Leader in IT & Engineering Services

History	▪ Started commercial operations in 1996 ▪ SingTel acquired NCS in 1997 ▪ NCS acquired SingTel Aeradio in 2002 ▪ NCS acquired 60% SCS in Aug 2008
Strong Financials	▪ Double digit revenue CAGR since 1997 ▪ FY08 Revenue: S$808 million (YOY: 20% increase) ▪ Stability of SingTel Group
Successful Diversification	▪ Regional Presence in more than 10 countries ▪ Revenue from 100% Singapore to 25% overseas ▪ Revenue from 100% government to more than 25% commercial customers
One-Stop Shop	▪ One-stop provider of end-to-end IT & communications engineering solutions & services

NCS: Leader in IT & Engineering Services

Expertise & track record	▪ Public and private sector expertise – over 27 years ▪ Delivered more than 2,000 mission-critical systems
Partners & intellectual property	▪ World class technology partners ▪ Intellectual property in financial planning, transport, portal and wireless technologies
People	▪ Experienced stable management – more than 5,000 staff, with more than 25% based overseas

NCS' Managed Services: "Think-Build-Operate" Model

BizVal Methodology
- Infra Consulting
- ITIL Assessment
- BCS/DR Plans
- Info Security Plans
- DC Design
- Infra Consolidation
- SOE Design
- NOC Design


THINK
Customer
OPERATE
BUILD

BizVal Methodology
- DC Mgmt
- Network Mgmt
- Client Platforms Mgmt
- Service Desk
- Apps Mgmt
- Mainframe Ops
- Command Center/ NOC/SOC

BizVal Methodology
- Data-center
- BCP/DR
- SOE
- Processes – ITIL, ISO20k
- Service desk
- NOC/Command Center


Data Centre Services
Clients Platforms Mgmt
Software as a Service
Managed Network
Managec Security
BCP & DR Services
Service
Desk

NCS: Quality Systems, Best Practices, International Certifications


2003
2004
2005
ISO 9001:2000 SGS
COPC®
ITIL®
IT Service Management
ISMS PSB
BS 7799
BC / DR PSB
BC/DR Certification
itSMF
BS15000
IT SMS PSB
Cert. No.: IT SMS-2005-0001
BS 15000-1 : 2002
ICT Outsourcing Maturity Journey

... and our >1,100 professionals who are deployed at both NCS and customers' facilities – many of whom hold professional certifications in key technology areas, standards, etc

Agenda

1 NCS: Leader in IT & Engineering Services

2 **Empowering SingTel's ICT Growth**

Establishing Market Leading Position


Asia Network
ANZ Network

Accomplished:

- Rationalise the MS assets & resources within the Group

Refining:

- Managed network services
- Managed security services
- Managed converged communication services
- Managed apps performance services
- Managed Desktop service

Rolling Out:

- Presence in key Asian cities

Case Study: Major Automobile Company

Project Description	▪ CPE Deployment across 14 countries in Asia Pacific region
Solution Offerings	▪ Provides overall customer management, line and backbone connectivity, and remote router management service, first line Fault and helpdesk ▪ Undertakes router deployment in Asia Pacific region
Benefits to Customer	▪ Strong Telco and IT experience + domain knowledge offering seamless service management, faster time to market, and reduced cost ▪ Ability to enhance to core telco capabilities with value-adds like enhanced VPN security and, WAN acceleration

Case Study 2 – EWO Delivery

Project Description	▪ Cross-border DC Relocation, Data Migration and Managed Services
Customer	▪ Global manufacturer of building materials
Solution Offerings	• Provides connectivity • Relocated DC from neighbouring country to NCS Hub (SG) • Consolidated servers in DC and migrated data to DC • Provides managed services DC, systems and ERP applications
Benefits to Customer	▪ Reduced operational costs in the long run outweighs one-time relocation cost ▪ Availability of technical expertise backed by proven processes and methodologies ▪ Trusted service provider who has gained deep understanding of customer's present and future ICT needs

Key Takeaway

- ✓ Regional Managed Services is the new growth engine for SingTel Group
- ✓ NCS is core to SingTel's end-to-end ICT strategy and transformation – insourced as ISS unit under SingTel
- ✓ SingTel is well positioned for success in delivering *the* one-stop ICT experience

Thank You

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:36:28
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 1)
Description	
Attachments	i.AnalystSummit2008-ChanYimLengPart1.pdf Total size = **1231K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:02:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Ms Chan Yim Leng VP1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Delivering The One-Stop ICT Experience

Execution of Strategies

Chan Yim Leng

VP (Business Products)



25 Sep 08

Recap
Analyst Day Oct 2007

End-to-end ICT Managed Services


MANAGED SERVICES
CONVERGED IP SERVICES
CONVERGED NETWORKS
Data
Voice
Video
VALUE ADDED IP BASED SERVICES

Converged Networks
Converged IP Services
Managed Services
Professional Services

- Consultancy and Professional Services
- Available for Managed Services, WAN and LAN
- Full Lifecycle support of Customers


Strategize
Design
Implement
Operate
Optimize

Concept of One-Stop Converged ICT


End-to-End Management
Satellite
IDD
SingNet
SingTel
SingTel Network Operations Centre (NOC)
24 x 7 NOC
360
JUST WHAT YOUR BUSINESS NEEDS
Data
Voice
Video
Intranet
Extranet
Internet
Managed Converged Services
Managed Network Services
Managed Hosting Services
Managed Application Performance
Managed Security Services
SaaS
SAAS (Software as a Service)

Key Takeaway

SingTel has grown core competencies to offer truly end-to-end, comprehensive ICT services over converged networks on a global footprint (with focus in Asia) by working with leading partners

SingTel has a vision to deliver total end-to-end Lifecycle Professional Services to continuously help our customers meet evolving business needs

SingTel has been selected by many customers for such converged ICT solutions

Execution of Strategies – IP-VPN

Leading Player in Next Generation Bandwidth Market


FY0708
FY0607
FY0506
FY0405

Ethernet Services

➡ CAGR 261%


FY0708
FY0607
FY0506
FY0405

IP-VPN Services

➡ CAGR 35%

C+ IP-VPN – 4-Pronged Strategy

Best Coverage

Best Reliability

Best Performance

Best Features

C+ IP-VPN – 4-Pronged Strategy

Best Value

- One-stop end-to-end managed network
- Best-of-breed global partnerships
- Proven track record
- Wealth of experience in APAC
- Peace of mind with 24 7 network and service management
- Flexible contract offering
- Competitive pricing with economies of scale

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:38:12
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 2)
Description	
Attachments	i.AnalystSummit2008-ChanYimLengPart2.pdf Total size = **1790K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:04:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i. Analyst Summit 2008 - Presentation by Ms Chan Yim Leng VP2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Vision to Maintain AP Leadership Status

Continue to strengthen Asia capabilities

- Extend GDP Scope and Coverage
- Strengthen India Capabilities
- Extend Coverage into Middle East and Africa

Execution of Strategies – Managed Services

SingTel Managed Service Offering



Managed Hosting
Managed Converged Solutions
Managed Network Solutions
Managed Security
Managed Application Performance
Software as a Service
MANAGED SERVICES
CONVERGED NETWORKS
Data

Managed Hosting
...ntre Hosting, Work ... Backup

Managed ... onverged Solutions :
... entre Unified ...ssaging)

Managed Network Solutions .

Managed Security
... SingNet desktop

Managed App Performance :

Software as ... Service
...ae (HBE) ...mmunities (cLc) etc

Network World Award & ComputerWorld Readers' Choice Award (2007)

SingTel Managed Service Growth



FY0708
FY0607
FY0506
FY0405

- CAGR 28%

Managed Services Innovative Engine


Widening
Breadth of Services
SingTel
Deepening Engagement
with Customers

Selection Criteria for Partners

A bit of magic is required in SingTel's Partner Selection :


SingTel

Market Leadership

Always Innovating

Globally Present and Recognised

Integrated & Tested with SingTel's Networks

Competitive in Pricing & Value

SingTel Managed Service



Single point of accountability

Investment protection

Minimum investment

Peace of mind

Leverage SingTel's technical expertise

End-to-end fully pre-tested and managed services

Key Takeaway

Continue to be a leading IP VPN / Ethernet Player in Asia Pacific offering the Best Value for money by ensuring Best Coverage, Reliability, Performance and Features.

Be a Leading Telco in Managed Services in Asia Pacific by widening our ICT offerings and deepening our engagement with customer through Best-of-breed Partnership and developing in-house expertise.

Offers the best one-stop end-to-end ICT experience in Asia

Thank You

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:39:58
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 1)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart1.pdf *Total size* = **1419K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:06:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock VP1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

i.Analyst Summit 2008

SingTel: Leading & Blazing Into The Future

Delivering The One-Stop ICT Experience

Marketing & Service Innovation



Lee Kai Hock

VP, Business Marketing

25 Sep 08

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Our Marketing Strategy



Transforming into a SaaS Provider



Expanding in Global Markets



Shaping the Enterprise Mobility Market



Building Relations & Touchpoint



Leveraging Digital Marketing


Our Strategy

Agenda

1. **Expanding in Global Markets**
2. Transforming into a SaaS Provider
3. Leveraging Digital Marketing
4. Shaping the Enterprise Mobility Market
5. Building Relations and Touchpoints

Transformation – Overseas Business Needs



Value
One-stop ICT Experience
2009
Overseas Vertical Solutions
Network
2007
WAN
Time

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:41:40
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 2)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart2.pdf Total size = **1541K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:08:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock VP2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Transformation – Overseas Industries Needs



79 nodes in 67 cities
Seattle
Washington DC
London
Colombo
Auckland
Melbourne
RFID Infrastructure
FASTEST Link
ACTIVE
HOT Standby
SGX DR
SingTel Global Apparel
Proximity Hosting Solution
Office@Sea

Agenda

1. Expanding in Global Markets
2. **Transforming into a SaaS Provider**
3. Leveraging Digital Marketing
4. Shaping the Enterprise Mobility Market
5. Building Relations and Touchpoints

SingTel's Innovation Hubs

Innovation Hubs

Business Solution Centre



Where Ideas Become Reality

Shaping Maritime Comms



SMA Innovation Demo Centre Showcase

Future School Singapore



Transforming the Education Landscape

SingTel Partner Programme



Develop Innovative Solutions

Our Partner Strategy

Partnership	Focus Execution	Market Penetration
• SPP provides an environment for ISV development • > 80 Partners • > 7 solutions commercialised	[illegible]	Mobile Healthcare
• Hand-in-glove partnership with strategic partners e.g. CISCO, Microsoft • Key Strategic industry movers e.g. SGX	[illegible]	Education FSI
• Key Partner in AkSaas consortium for IDA's SaaS incubation programme	[illegible] Wave	Logistic & Transportation Hospitality

Building our Blue Print

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:43:21
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 3)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart3.pdf Total size = **1499K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:09:21
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock VP3

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Delivering One-stop ICT Experience

Driving Industry Solution Adoption via SaaS model



Logistic

-Workforce & Fleet visibility



Education

-SingTel cLc, Game based Learning



FSI

- Proximity Hosting





Healthcare

-Community Care Management Solution



Hospitality

-Digital Signage

Regionalise SaaS


Leverage SingTel's Service Delivery Platform
Allows SingTel Associates to jumpstart SaaS offering
Enhance value to Partners with consultancy services, marketing package, training & project management
Regionalise SaaS

Agenda

1. Expanding in Global Markets
2. Transforming into a SaaS Provider
3. **Leveraging Digital Marketing**
4. Shaping the Enterprise Mobility Market
5. Building Relations and Touchpoints

Our Digital Vision

Delivering one-stop online ICT
and
to create value for

- Independent Parties → Innovations Ecosystem
- Information Space → Transaction Space
- Many eShops → Marketplace
- Buy Services → SaaS-on-demand
- Short-term Offers → Long-term Value
- Multiple Providers → One-stop ICT Experience

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:45:01
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 4)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart4.pdf Total size = **1730K** (2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:10:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i. Analyst Summit 2008 - Presentation by Mr Lee kai Hock VP4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Digital Ecosystem



1. Web2.0 Networking Platform
2. Idea Generation Platform
3. Built for Customers

1 Customers



1. Market Place – Service Delivery Platform
2. Integration to Existing Systems
3. Leverage SingTel's Unique Resource

2 Partners



1. Partner Programme – Innovations Ecosystem
2. Sales Enablement
3. Technical Enablement
4. Marketing Enablement

3 Developers

Digital Delivery – Customer Value Chain



SEM, SEO
Web 2.0
Analytics
Support
Saas Apps
Networking
Blogs, forums, wikis, videos podcasts
Demand Generation
Services Delivery Network
Database Management
Troubleshoot
Idea Generation
Idea Rating
Platform for both users & developers


Digital Transformation
Information Space
News Events
Company's Info
Orientation
Communication Space
Forum Exchanges
Community Chats
User-Generated
Distribution Space
Transaction Space
Forums
Market Place
Actions Log
SINGTEL
i.LUMINATE
BUSINESS INNOVATIONS FORUM 2008
BLAZING YOU INTO THE FUTURE.
POWERING YOUR BUSINESS TODAY.
SingTel

Agenda

1. Expanding in Global Markets
2. Transforming into a SaaS Provider
3. Leveraging Digital Marketing
4. **Shaping the Enterprise Mobility Market**
5. Building Relations and Touchpoints

SingTel's Value in Mobility


Education
Horizontal
Programme
Customers
Capabilities


Value Creation Through Partnership
Competency to Integrate, Innovate & Reach the Mkt
Enabling a Seamless Mobile Anywhere, Anytime
Enterprises
The SingTel Sales & Marketing Machinery
Bizlive SMS
Mobile Learning
Mobile Soft Token (MFA)
Mobile Office
Mobile POS System
Mobile Contents-On-Demand
Mobile Care Svcs Management
SMS/LBS Advertising
Mobile Promo/Reward Catalogue
Interactive Digital Advertising
Track & Trace
Suite of Services
Desktop
Platforms
Exchange

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:46:42
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 5)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart5.pdf Total size = **1879K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:10:43
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Mr Lee Hai Hock VP5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Agenda

1. Expanding in Global Markets
2. Transformation into a SaaS Provider
3. Leveraging Digital Marketing
4. Shaping the Enterprise Mobility Market
5. **Building Relations and Touchpoints**

Every Experience Counts


Low
Strategic Impact
High
Sophistication
Low
Effective Touchpoints
Development
Level 3
Level 4
Branding the
experience
Maintaining
contemporary
edge to the brand
Demand Creation –
creating desire over
competition

Creating Value & Moving the Brand Ahead



1 Sponsorships; Thought-Leadership Case studies
2 New Media, Web Product Placement (Retail) & Direct Marketing
3 Products, Services & Solutions Brand "Users"
4 PR & Promotions
5 ATL & BTL Communication Activities
6 Customer Bonding Activities
Every Single Experience Counts

Building Thought - Leadership and Creating Powerful Partnerships


iDA

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:48:25
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 6)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart6.pdf Total size = **1893K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:12:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock VP6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Shaping Various Industries through Customer Advisory Councils



Building Thought - Leadership through Roundtables



Talk TECH

Harnessing technology to enable innovation

Roundtable participants:

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

SME Business Fairs



SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:50:04
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Lee Kai Hock, VP, Business Marketing (Part 7)
Description	
Attachments	i.AnalystSummit2008-LeeKaiHockPart7.pdf Total size = **1107K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:14:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i. Analyst Summit 2008 - Presentation by Mr Lee Kai Hock VP7

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Lead Generation Programmes


A Day in an Empowered Organisation
Date : 6th December 2007
Time : 2.00pm - 5.00pm
We've got Asia and the world on a string.
We are your direct line to Asia.

Key Takeaway

1

2

3

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2006 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Thank You

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2008 | BLAZING YOU INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Sep-2008 07:51:53
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	i.Analyst Summit 2008 - Presentation by Mr Bill Chang, EVP, Business Group
Description	
Attachments	i.AnalystSummit2008-BillChang.pdf Total size = **1485K** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Sep-2008
Time	10:15:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

i. Analyst Summit 2008 - Presentation by Mr Bill Chang EVP

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SingTel ICT Innovations

i.luminating the Future for Businesses



Presented by
Bill CHANG
Executive Vice President
(SingTel)



Where Ideas Become Reality


ess Group
sion
Experience Provider
INNOVATES
deliver
solutions to
TRANSFORM
sses for SUCCESS

i.LUMINATE | BLAZING INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

Being an Experience Provider...

Starbucks Experience



Lead Customers



Our Partners & Alliances



Our People



Our Key Innovation Thrusts


Process
Business Model
Customer Experience
Technology

Customer Benefits of The One-Stop ICT Partner


One-Stop
ICT
Experience

Delivering One-Stop ICT Experience for SMEs




i.luminating our
future together

SINGTEL i.LUMINATE BUSINESS INNOVATIONS FORUM 2009 | BLAZING INTO THE FUTURE. POWERING YOUR BUSINESS TODAY.

SingTel

SingTel Partner Programme

Where Ideas Become Reality


Endorsement by: SITF &


1
success success
2
success success success
3
success success success
4
5


Thank you ..

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Sep-2008 08:12:55
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CLSA Investors' Forum - Presentation by Ms Chua Sock Koong, SingTel Group CEO
Description	
Attachments	investorslides-CLSA.pdf Total size = **814K** (2048K size limit recommended)

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SingTel: Asia's Leading Communications Company

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel Group: successful transformation

Proportionate revenue outside Singapore[1] **75%**

Proportionate EBITDA outside Singapore[2] **74%**


1% Others
Australia
Regional Mobile
27%
48%
24%
Singapore


1% Others
Australia
31%
42% Regional Mobile
26%
Singapore

1. Consolidated revenue plus proportionate share of associates – 3 months to Jun 08
2. Consolidated EBITDA plus proportionate share of associates – 3 months to Jun 08

SingTel Group: major mobile operator in Asia

SingTel Group's Asian footprint


WARID
30%
bharti
30%
PBTL
45%
SingTel
100%
AIS
21%
Globe
47%
TELKOMSEL
35%
'yes' OPTUS
100%

Total customers
(in millions)


52
71
92
136
198
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08

CAGR: 39%

Singapore







SingTel

Singapore: moving beyond carriage

- Offer comprehensive communication solutions through managed services
- Capture opportunities through ICT-Telco convergence
- Offer rich content through multimedia (e.g. mio) and grow advertising-led revenues


Managed Hosting
Converged Solutions
Managed Security
Managed Network Solutions
Application


mio
AT HOME AND BEYOND

Singapore: focused on growth drivers

Mobile

Entrench position as Market Leader

- Regained #1 in Prepaid Mobile
- Maintain strong leadership in postpaid
- Grow wireless broadband
- Invest $220m to expand & enhance mobile network


SingTel
100
Pay on

Fixed

Opportunities in Singapore's Next Generation Broadband Network

- Three-layer structure: Netco, Opco & Retail
- Participate through OpenNet consortium in Netco RFP
- Opportunity for SingTel to monetise passive infrastructure



Optus







SingTel

Optus: build on and exploit mobile scale

Drive mobile share

- Grow postpaid market share through mobile caps and "timeless" plans
- Strengthen prepaid leadership
- Leverage wireless broadband to grow broadband market share
- Generous data packages for iPhone

Extend mobile coverage

- 3G HSPA network to reach 98% Australian population by Dec 09 (Jun 08: 80%)


Mobile
'yes' Timeless Plans
Get UNLIMITED
voice calls and SMS
within Australia
UNLIMITED
Calls and text to
Australian GSM mobiles
NEW!



Optus 3G: **98% coverage by Dec 09**

Optus Fixed: on-net focus

- Enhance margin through on-net consumer growth
- Compete in consumer fixed line through innovative products, e.g. Australia's first home phone & broadband cap
- Leverage IP and convergence to grow Optus business
- Advocate fair NBN model to secure competitive future
- Launched D2 satellite; D3 satellite slated for 1H2009


Australia's
first home
phone &
broadband
cap.


ACCESS

Associates and joint ventures

Driving market penetration and scale economies

- Acquisition of 30% stake in Warid Telecom Pakistan (Sep 07)

WARID
WE CARE

- Launch of i-Phone by SingTel, Optus, Bharti & Globe (Jul / Aug 08)


iPhone

- FY07/08 dividends from associates

S$1 billion

...est growing mobile market



bharti
PBTL
Citycell
TELKOMSEL
WARID
WE CARE
Globe
AIS
Mobile penetration (%)
Mobile subscribers (m)
Growth in subscribers (%)
62%
69.4
25%
28%
34%
1.7
49%
52.4
55%
73%
15.5
70%
25%
22.7
91%
14%
26.0

	bharti	PBTL	TELKOMSEL	WARID	Globe	AIS
Effective stake (%)	30.4%	45.0%	35.0%	30.0%	47.3%	21.4%
Market position	#1	#5	#1	#4	#2	#1
Market share (%)	24%	4%	45%	18%	36%	46%

Investment strategy and financial position

SingTel

[illegible] Strategy

Focus in Asia while exploring new markets
(Central Asia, Middle East, Africa)

- Up stake in existing associates
- Assess large under-penetrated markets
- Potential to add new products or market segments

Long term, pragmatic approach

- Strong local partner
- Governance rights & board representation

Add value

- Strategic telco partner
- Sharing of best practice
- Procurement & other synergies

SingTel Group: high cash returns to shareholders

Cumulative payout since 2000[1] **S$22bn**
- **82% of NPAT**

Ordinary dividend payout ratio **45-60%**

Shareholder payouts
(S$ billion)



1.9
1.2
3.0
0.8
2.3
1.5
0.8
0.9
1.0
1.0
1.1
1.3
1.7
1.8
2.0
2000 2001 2002 2003 2004 2005 2006 2007 2008

Ordinary dividend
Special dividends & Capital reduction

Net gearing **24%**

Net debt:EBITDA **1.0x**

EBITDA:net interest expense [illegible]

S&P's rating **A+**

Moody's rating [illegible]

1. Cash distribution as % of NPAT




hello!

www.singtel.com

SingTel

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	22-Sep-2008
Time	10:20:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CLSA Investors Forum - Presenation by Ms Chua Sock Koong

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SingTel

20 October 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 13 October 2008 to 17 October 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Oct-2008 17:31:20
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-10-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-10-2008
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share for shares purchased on 13 October 2008 and 14 October 2008 respectively.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	10,935,283
As a percentage of issued share capital	0.0687 %

No. of Shares which are subject of this notice	1,624,019
As a percentage of issued share capital	0.0102 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.8823
No. of Shares held after the change	12,559,302
As a percentage of issued share capital	0.0789 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,984,825	14,365,906
As a percentage of issued share capital	0.0125 %	0.0902 %
No. of shares held after the change	1,984,825	15,989,925
As a percentage of issued share capital	0.0125 %	0.1004 %

Footnotes

Note: The deemed interest of 15,989,925 ordinary shares includes:
(i) 12,559,302* ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 3,402,486 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

* Including the transfer of 2,981 ordinary shares in SingTel by Dexia to a SingTel

employee on 17 September 2008 pursuant to the vesting of shares under the SingTel Performance Share Plan and the purchase of 840,000 ordinary shares and 787,000 ordinary shares in SingTel by Dexia on 13 October 2008 and 14 October 2008 respectively pursuant to the trust.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments

Total size = **0**
(2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	16-Oct-2008
Time	08:25:35
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	5 August 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. Dexia currently holds 12,559,302 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	1) 17 September 2008 2) 13 October 2008 3) 14 October 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20081013-14)

No. of securities held prior to change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 10,935,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	2) 840,000 ordinary shares 3) 787,000 ordinary shares
Number disposed	1) 2,981 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) - 2) S$2.79810 3) S$2.97211
No. of securities held after change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 12,559,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1) Transfer of 2,981 ordinary shares in SingTel by Dexia to a SingTel employee pursuant to the vesting of shares under the SingTel Performance Share Plan 2) & 3) Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	

+ See chapter 19 for defined terms.

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 3,402,486 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	16-Oct-2008
Time	08:26:03
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Print this page

Miscellaneous
* Asterisks denote mandatory information

SEC File No: 82-3622

>> Explanatory Notes
Please use this template for any miscellaneous announcements.

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	No
Contact Number *	6838 2201

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Mandatory General Offer for SCS to Close on 31 October 2008
Description	
Attachments:	NR200801015-MandatoryofferSCS.pdf Total size = **71K** (2048K size limit recommended)

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SingTel

News Release

Mandatory General Offer for SCS to Close on 31 October 2008

Singapore, 15 October 2008 -- Singapore Telecommunications Limited (SingTel) today announced that the mandatory general offer by its indirect wholly-owned subsidiary, Computer Systems Holdings Pte. Ltd. (CSH), for the shares of Singapore Computer Systems Limited (SCS) will close on 31 October 2008.

CSH is offering to buy the remaining shares of SCS at S$1.50 a piece after acquiring approximately 60 per cent of SCS on 25 August 2008. The offer will close at 5.30 pm on 31 October 2008.

Acceptances received after 5.30 pm on 31 October 2008 will not be accepted and there is no intention to increase the offer price. As at 5.00 pm on 15 October 2008, CSH has received acceptances of 53,350,584 shares representing approximately 33.62 per cent of SCS.

Accordingly, as at 5.00 pm today, the total number of shares in SCS owned, controlled or agreed to be acquired by CSH and parties acting in concert with it, and valid acceptances of the offer, amounts to an aggregate of 146,495,085 shares, representing approximately 92.318 per cent of all the shares in the capital of SCS.

CSH is a wholly-owned subsidiary of NCS Pte. Ltd. (NCS) which is 100 per cent owned by SingTel.

Mr Allen Lew, SingTel's CEO Singapore, said: "We believe the offer represents an attractive proposition to SCS shareholders to realise their investment in shares for cash. Together, SCS and NCS will provide a better value proposition to customers and enable the combined entity to meet any challenges posed by the current operating environment."

As CSH owns or controls more than 90 per cent of the shares in the capital of SCS as at 5.00 p.m. on 15 October 2008, the SGX-ST may suspend the trading of shares of SCS until the SGX-ST is satisfied that at least 10 per cent of the shares of SCS are held by at least 500 shareholders who are members of the public. CSH intends to make SCS its wholly-owned subsidiary and does not intend to preserve the listing status of SCS.

In addition, in the event that CSH is successful in acquiring more than 95.9 per cent of the shares in the capital of SCS, CSH will exercise its rights under the Singapore Companies Act to compulsorily acquire all the remaining shares of SCS at S$1.50 per share and thereafter, proceed to delist SCS from the SGX-ST.

~~~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~~~

SingTel

Any inquiries relating to this press release or the offer should be directed to:

ANZ Singapore Limited
Bill Foo, Managing Director
Glenn Porritt, Executive Director
Loy H Chia, Director
Tel: 6539 6183

About SingTel
SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best global communications solutions to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data over fixed, wireless, Internet and satellite platforms as well as pay TV.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 198 million customers in eight markets.

SingTel employs more than 20,000 people worldwide and had a turnover of S$14.84 billion (US$10.05 billion) and net profit after tax of S$3.96 billion (US$2.68 billion) for the year ended 31 March 2008. More information can be found @ www.singtel.com and www.optus.com.au.

About NCS Group
NCS Group is a leading information technology (IT) and communications engineering services provider with more than 5,000 staff located in more than 10 countries across the Asia Pacific and Middle East regions.

NCS has in-depth domain knowledge and unique delivery capabilities which focus on defining, realising and sustaining Business Value for its Customers via the innovative use of technology.

With proven expertise in consulting, development, systems integration, outsourcing, infrastructure management and solutions, gained while serving government and commercial organisations across the region, NCS delivers end-to-end support for every organisation's technology needs.

NCS is headquartered in Singapore and is a wholly-owned subsidiary of the SingTel Group.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	16-Oct-2008
Time	08:25:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Mandatory General Offer for SCS to Close on 31 Oct 2008

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Oct-2008 17:19:22
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 17-10-2008
2. Name of Director * — Chua Sock Koong
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 15-10-2008
2. Name of Registered Holder — RBC Dexia Trust Services Singapore Limited ("Dexia")
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	12,559,302
As a percentage of issued share capital	0.0789 %
No. of Shares which are subject of this notice	852,000

As a percentage of issued share capital	0.0053 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74439
No. of Shares held after the change	13,411,302
As a percentage of issued share capital	0.0842 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,984,825	15,989,925
As a percentage of issued share capital	0.0125 %	0.1004 %
No. of shares held after the change	1,984,825	16,841,925
As a percentage of issued share capital	0.0125 %	0.1058 %

Footnotes

Note: The deemed interest of 16,841,925 ordinary shares includes:
(i) 13,411,302 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 3,402,486 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments	Total size = **0** (2048K size limit recommended)

Close Window

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	17-Oct-2008
Time	20:26:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	15 October 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. Dexia currently holds 13,411,302 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	15 October 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20081015)

No. of securities held prior to change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 12,559,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	852,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74439
No. of securities held after change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 13,411,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 3,402,486 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	17-Oct-2008
Time	20:28:37
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

END